Exhibit 4.4

DESCRIPTION OF CAPITAL STOCK
As of September 30, 2019, The Scotts Miracle-Gro Company (“Scotts,” the “Company,” “we,” “us” or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common shares, without par value (our “common shares”).
The following summary describes the material features of our common shares and our preferred shares, without par value (our “preferred shares”). This summary does not describe every aspect of our common shares or preferred shares and is subject to, and qualified in its entirety by reference to, all the provisions of our amended articles of incorporation and code of regulations, each of which is filed as an exhibit to this Annual Report on Form 10-K, and the applicable provisions of Ohio law.
Authorized Capital Stock
Under our amended articles of incorporation, we have the authority to issue up to an aggregate amount of 100,000,000 common shares and 195,000 preferred shares. As of September 30, 2019, there were 55,805,211 common shares issued and outstanding and no preferred shares issued and outstanding.
Common Shares
Holders of our common shares are entitled to:

•	one vote for each share held;

•
receive dividends when and if declared by our board of directors from funds legally available therefor, subject to the rights of holders of our preferred shares, if any, and any restrictions contained in our long-term indebtedness; and

•
share ratably in our net assets, legally available to our shareholders in the event of our liquidation, dissolution or winding up, after provision for distribution to the holders of any preferred shares and to the payment in full of all amounts required to be paid to creditors or provision for such payment.

Holders of our common shares have no preemptive, subscription, redemption, conversion or cumulative voting rights. All of our outstanding common shares are fully paid and non-assessable. Our amended articles of incorporation contain no restrictions on the alienability of our common shares.
Our common shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “SMG.”
Preferred Shares
Under our amended articles of incorporation, our board of directors is authorized to issue, without any further vote or action by our shareholders, subject to certain limitations prescribed by Ohio law and the rules and regulations of the NYSE, up to an aggregate of 195,000 preferred shares in one or more series. Our board of directors is also authorized to fix or change the rights, preferences and limitations of each series, including the division of such shares into series and the designation and authorized number of each series, dividend and distribution rights, liquidation rights, preferences and price, redemption rights and price, sinking fund requirements, voting rights, preemptive rights, conversion rights and restrictions on issuance of shares. Absent a determination by the board of directors to establish different voting rights, holders of preferred shares are entitled to one vote per share on matters to be voted upon by the holders of common shares and preferred shares voting together as a single class. Ohio law also entitles the holders of preferred shares to exercise a class vote on certain matters.
Our board of directors may authorize the issuance of preferred shares with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common shares. The issuance of preferred shares could have the effect of decreasing the market price of our common shares. The issuance of preferred shares also could have the effect of delaying, deterring or preventing a change in control of us without further action by our shareholders.

Anti-Takeover Effects of Amended Articles of Incorporation, Code of Regulations and Ohio Law
Certain provisions in our amended articles of incorporation and code of regulations and the Ohio Revised Code could discourage potential takeover attempts and make attempts by shareholders to change management more difficult. These provisions could adversely affect the market price of our shares. A description of these provisions is set forth below.
Classified Board of Directors
Our board of directors is divided into three classes, with three-year staggered terms. This classification system increases the difficulty of replacing a majority of the directors at any one time and may tend to discourage a third party from making a tender offer or otherwise attempting to gain control of us. It also may maintain the incumbency of our board of directors. Under the Ohio General Corporation Law, our shareholders may not remove any directors on our classified board of directors without cause.
Supermajority Voting Provisions
Under the Ohio General Corporation Law, in the case of most mergers, sales of all or substantially all the assets of a corporation and amendments to a corporation’s articles of incorporation, the affirmative vote of two-thirds of the voting power of the corporation is required unless the corporation’s articles of incorporation provide for a lower amount not less than a majority. Our amended articles of incorporation change the default voting requirement provided by the Ohio General Corporation Law to a majority of the voting power, except that the affirmative vote of two-thirds of our voting power is required with respect to any of the following:

•	proposed amendments to the supermajority voting provision in our amended articles of incorporation;

•	an agreement of merger or consolidation providing for the proposed merger or consolidation of us with or into one or more other corporations and requiring shareholder approval;

•	a proposed combination or majority share acquisition involving the issuance of our shares and requiring shareholder approval;

•	a proposal to sell, exchange, transfer or otherwise dispose of all, or substantially all, of our assets, with or without goodwill; and

•	a proposed dissolution of us.

Limited Shareholder Action by Written Consent
The Ohio General Corporation Law requires that an action by written consent of the shareholders in lieu of a meeting be unanimous, except that the code of regulations may be amended by an action by written consent of holders of shares entitling them to exercise two-thirds of the voting power of the corporation or, if the articles of incorporation or code of regulations otherwise provide, such greater or lesser amount, but not less than a majority. This provision may have the effect of delaying, deferring or preventing a tender offer or takeover attempt that a shareholder might consider to be in its best interest.
Control Share Acquisition Act
The Ohio General Corporation Law provides that certain notice and informational filings, and special shareholder meeting and voting procedures, must occur prior to any person’s acquisition of an issuer’s shares that would entitle the acquirer to exercise or direct the voting power of the issuer in the election of directors within any of the following ranges:

•	one-fifth or more but less than one-third of such voting power;

•	one-third or more but less than a majority of such voting power; and

•	a majority or more of such voting power.

This provision, which is known as the Control Share Acquisition Act, does not apply to a corporation if its articles of incorporation or code of regulations so provide. We have not opted out of the application of the Control Share Acquisition Act.

Merger Moratorium Statute
Chapter 1704 of the Ohio Revised Code, known as the Merger Moratorium Statute, prohibits specified business combinations and other transactions (including mergers, consolidations, asset sales, loans, disproportionate distributions of property and disproportionate issuances or transfers of shares or rights to acquire shares) between an Ohio corporation and an “Interested Shareholder” (as such term is defined in Section 1704.01 of the Ohio Revised Code) for a period of three years after a person becomes an Interested Shareholder, unless, prior to such date, the directors approved either the business combination or other transaction or approved the acquisition that caused the person to become an Interested Shareholder. Under the Merger Moratorium Statute, an Interested Shareholder generally includes any beneficial owner of shares of an Ohio corporation who, alone or with others, may exercise or direct the exercise of at least 10% of the voting power of the corporation in the election of directors.
Following the three-year moratorium period, the corporation may engage in the covered transaction with the Interested Shareholder only if:

•
the transaction receives the approval of the holders of shares entitling them to exercise at least two-thirds of the voting power of the corporation in the election of directors (or a different proportion specified in the corporation’s articles of incorporation), including at least a majority of the voting shares held by persons other than an Interested Shareholder; or

•
the remaining shareholders receive an amount for their shares equal to the higher of the highest amount paid in the past by the Interested Shareholder for the corporation’s shares or the amount that would be due to the shareholders if the corporation were to dissolve.

The Merger Moratorium Statute does not apply to a corporation if its articles of incorporation or code of regulations so provide. We have not opted out of the application of the Merger Moratorium Statute.